Exhibit 99.2

TVAURA MOBILE LLC

(A Development Stage Company)

Financial Statements

As of December 31, 2011 and for the Three Years Then Ended and Cumulative Period from

June 11, 2009 (Inception) through December 31, 2011

TVAURA MOBILE LLC

(A DEVELOPMENT STAGE COMPANY)

Page
Report of Independent Registered Public Accounting Firm	1

Balance Sheets	3

Statements of Operations	2

Statements of Members’ Equity	4

Statements of Cash Flows	5

Notes to Financial Statements	6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members’ Committee

TVAura Mobile LLC

We have audited the accompanying balance sheet of TVAura Mobile LLC (a development stage company) as of December 31, 2011, and the related statements of operation, members’ equity, and cash flows for the year then ended and cumulative period from June 11, 2009 (inception) through December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TVAura Mobile LLC at December 31, 2011, and the results of its operations and its cash flows for the year then ended and cumulative period from June 11, 2009 (inception) through December 31, 2011 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

February 24, 2012

TVAURA MOBILE LLC

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

(IN THOUSANDS)

	Cumulative Period From Inception through December 31, 2011	Year Ended December 31, 2011	Year Ended December 31, 2010 (Unaudited)	Period June 11, 2009 (inception) through December 31, 2009 (Unaudited)
Revenue	$105	$105	$—	$—

Operating expenses:
Employee benefits and related expenses	1,550	888	531	131
Purchased outside services	1,847	990	851	6
Other professional services	473	458	15	—
Settlement of litigation	400	400	—	—
General and administrative	247	112	135	—

Total operating expenses	4,517	2,848	1,532	137

Operating loss	(4,412)	(2,743)	(1,532)	(137)

Net loss	$(4,412)	$(2,743)	$(1,532)	$(137)

See Notes to Financial Statements.

TVAURA MOBILE LLC

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

(IN THOUSANDS)

	December 31,	December 31,
	2011	2010 (Unaudited)
ASSETS
Current assets:
Cash	$1,304	$530
Trade accounts receivable	4	—
Due from Nielsen	—	1,383

Total current assets	1,308	1,913

Total assets	$1,308	$1,913

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Trade accounts payable	$87	$230
Accrued professional services	114	57
Employee benefit liabilities	—	95
Due to Nielsen.	519	—

Total current liabilities	720	382

Total liabilities	$720	$382

Commitments and contingencies (Note 2)

Members’ equity:
Contributed capital	5,000	3,200
Accumulated deficit in development stage	(4,412)	(1,669)

Total members’ equity	588	1,531

Total liabilities and members’ equity	$1,308	$1,913

See Notes to Financial Statements.

TVAURA MOBILE LLC

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF MEMBERS’ EQUITY

(IN THOUSANDS)

	Cumulative period From Inception Through December 31, 2011	Year Ended December 31, 2011	Year Ended December 31, 2010 (Unaudited)	Period June 11, 2009 (inception) through December 31, 2009 (Unaudited)
Members’ equity at beginning of period	$—	$1,531	$663	$—
Capital contributions	5,000	1,800	2,400	800
Net loss and development stage deficit accumulated in period	(4,412)	(2,743)	(1,532)	(137)

Members’ equity at end of period	$588	$588	$1,531	$663

See Notes to Financial Statements.

TVAURA MOBILE LLC

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	Cumulative period From Inception Through December 31, 2011	Year Ended December 31, 2011	Year Ended December 31, 2010 (Unaudited)	Period June 11, 2009 (inception) through December 31, 2009 (Unaudited)
Cash flows from financing activities:
Net loss	$(4,412)	$(2,743)	$(1,532)	$(137)
Changes in operating assets and liabilities:
Trade accounts receivable	(4)	(4)	—	—
Amounts due to/from Nielsen	519	1,902	(720)	(663)
Trade accounts payable	87	(143)	230	—
Accrued professional services	114	57	57	—
Employee benefit liabilities	—	(95)	95	—

Net cash used in operating activities	(3,696)	(1,026)	(1,870)	(800)

Net cash from investing activities	—	—	—	—

Cash flows from financing activities:
Capital contributions	5,000	1,800	2,400	800

Net cash provided by financing activities	5,000	1,800	2,400	800

Net increase in cash	1,304	774	530	—
Cash at beginning of period	—	530	—	—

Cash at end of period	$1,304	$1,304	$530	$—

See Notes to Financial Statements.

(1)   Description of Business and Summary of Significant Accounting Policies

Description of Business

TVAura Mobile LLC (the “Company”) is a joint venture that was formed in June 2009 through The Limited Liability Company Agreement (the “Agreement”) between The Nielsen Company (US), LLC (“Nielsen”), who owns 51% of the Company and Digimarc Corporation (“Digimarc”), who owns 49% of the Company. The Company is governed by a “Members’ Committee” comprised of representatives of both Nielsen and Digimarc, with Nielsen having the controlling interest.

The Company is primarily engaged in the joint development of products that would detect audio or video watermarks specially encoded in audio visual content rendered on an external display such as a television, PC or mobile device. The products contemplated are still in the development stage and will require additional investment and oversight before they can be brought to market as intended.

The Company has been granted to use all of Digimarc’s patents and technology not already subject to exclusive license grants to other licensees of Digimarc, and Nielsen provided, pursuant to a license, access to data services, including syndicated research and meta-data, and a license to Nielsen patents and technology.

Basis of Presentation

The Company prepares its financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”).

Under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 915 “Development Stage Entities,” an enterprise involved in raising capital, research and development, establishing sources of supply, training personnel, and developing markets, which has not obtained significant revenue is considered a development stage company. As a development stage company, the Company employs the same GAAP as established companies and presents certain financial information from inception through the date of the financial statements.

In accordance with the Agreement, certain costs associated with finance and accounting, human resources, legal and occupancy incurred by Nielsen on behalf of the Company have not been either charged or allocated to the Company and are therefore not reflected in the financial statements. Such costs could approximate $60 thousand annually.

Prior to July 2010, the Company did not have its own bank account and all transactions, including contractual capital contributions, were made through bank accounts controlled by Nielsen. Accordingly, all operating and financing cash transactions prior to July 2010 were accounted for as a receivable or payable due from or to Nielsen. In January 2011, Nielsen made a cash payment to the Company to adjust the Company’s cash balance to account for the cumulative capital contributions owed to the Company, adjusted for operating transactions paid on the Company’s behalf by Nielsen.

The accompanying financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. Although the Company has incurred cumulative net losses and negative cash flows from operations, it has unrestricted cash of $1.3 million and, if necessary, has the ability to obtain additional funding as determined by the Members’ Committee.

Revenue Recognition

The Company recognizes revenues from its services when persuasive evidence of an arrangement exists, services have been rendered or information has been delivered, the fee is fixed or determinable and the collectibility of the related revenue is reasonably assured.

Income Taxes

The Company is a limited liability company and, accordingly, is not liable for state or federal income taxes since income or loss is reported on the separate tax returns of the members.

(2)   Commitments and Contingencies

Walker Digital, LLC

In October 2011, Walker Digital, LLC, and Defendants TVAura Mobile LLC, Digimarc Corporation, The Nielsen Company (US) LLC, The Weather Channel, LLC, and The Walt Disney Company agreed to dismiss all previously asserted patent infringement claims and counterclaims pursuant to a Patent in Suit Settlement Agreement. As a result of the settlement, the Company paid Walker Digital, LLC a sum of $400 thousand for the settlement of the patent infringement claims and fully paid-up perpetual licenses to such underlying patents. The motion to dismiss the case as settled was subsequently granted by the United States District Court for the District of Delaware.

In addition to the above, the Company may be subject from time to time to other legal proceedings and claims that arise in the ordinary course of business.

(3)   Related Party Transactions

The Company receives periodic capital contributions from both Digimarc and Nielsen in accordance with the contractual requirements of the Agreement, adjusted only for changes agreed to by the Members’ Committee. In addition, the Company periodically reimburses Nielsen for payments made on behalf of the Company for payroll, employee benefits and other operating transactions.

(4)   Subsequent Events

In accordance with ASC 855 “Subsequent Events,” the Company is required to evaluate subsequent events through the date on which subsequent events have been evaluated for disclosure. Subsequent events were evaluated through February 24, 2012, the date on which the financial statements were issued.